
03021635

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934


SEC MAIL PROCESSING
RECEIVED
JUN 11 2003
WASH. D.C. 181 SECTION

Date of Report June 9, 2003

NOVATEL INC.

Commission File No. 0-29004

1120 - 68th Avenue N.E., Calgary, Alberta, Canada T2E 8S5
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___√___ Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____ No ___√___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

1. A copy of the Registrant's Annual Report to Shareholders for the fiscal year ended December 31, 2002 is filed herewith and is incorporated by reference in the following Registration Statements:

   Registration Statement on Form S-8 #333-6500
   Registration Statement on Form S-8 #333-6502
   Registration Statement on Form S-8 #333-9216
   Registration Statement on Form S-8 #333-98603


PROCESSED
JUN 12 2003
THOMSON
FINANCIAL

The following exhibit is filed as part of this report on Form 6-K:

No.	Document
(1)	Annual Report to Shareholders for the fiscal year ended December 31, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVATEL INC.

Date: June 9, 2003

By: /s/ WERNER GARTNER
Name: Werner Gartner
Title: Executive Vice President and
Chief Financial Officer

ANNUAL REPORT

02


NovAtel

Positioning Leadership


message

TO OUR SHAREHOLDERS

2002 was a productive and successful year for NovAtel, marked by solid sales and earnings growth, the launch of several exciting new products, and growing demand for our precision positioning technology in a variety of vertical markets. During the year, we also significantly improved the operating efficiency and strengthened the financial condition of the Company, and continued to make steady progress toward our central goal of increasing shareholder value.

The success of 2002 reflects the hard work of everyone at the Company, and a shared commitment to the strategic priorities we put in place during the year. Those strategies stress the importance of making decisions based on maximizing the Company's return on investment; of doing everything – from product development to sales and marketing – with customer satisfaction as our number one priority; and of ensuring that NovAtel remains a leading provider of precision positioning and augmentation technologies by working closely with technology partners and customers who are leaders in their respective fields. We have managed the Company every day with these priorities in mind and our employees have done an excellent job of translating them into consistently superior performance.

For the year, revenues grew 18% to CDN$33.4 million with net income rising to CDN$1.5 million from CDN$110,000 in 2001. Importantly, we generated positive cash flow in each quarter and ended the year with cash and equivalents of CDN$6.6 million – up significantly from a year earlier. A key undertaking was to manage our balance sheet more efficiently, which we accomplished by reducing inventory levels by 27%, or CDN$1.8 million, despite growing our revenue. Managing our balance sheet more efficiently not only strengthens our financial condition, it also increases our ability to act on strategic opportunities and expand our market presence.

Excellent Progress in Special Applications Business

Over the past 24 months, NovAtel has worked to establish itself as a preeminent OEM supplier of high-precision positioning technology to market leaders and value-added resellers developing solutions for various vertical markets. In 2002, this effort began paying off when AGCO Corporation introduced an automated guidance system in its popular MT Series of Challenger® tractors. This system – which incorporates machine guidance software developed by our strategic partner, BEELINE Technologies, Inc. – is built around NovAtel's *OEM4* dual-frequency GPS receiver and can utilize OmniSTAR's new high-precision (HP) DGPS service. Initial market response has been very positive, and we believe our supply contract with BEELINE could contribute as much as US$30 million in revenue over the next five years.

To build on our momentum in this vertical market, we have developed the *ProPak-LB*, our own version of this receiver technology. This new sensor also utilizes the OmniSTAR HP service to deliver real-time decimeter-level accuracy. We are targeting a number of vertical markets with this product, including Geographical Information Systems (GIS), mapping, agriculture and specialized land and air precision navigation markets.

A second positive development in our special applications business during 2002 was the announcement of NovAtel's strategic partnership with Leica Geosystems AG of Switzerland. Leica is a leading provider of precision GPS-based systems in such vertical markets as surveying and GIS. NovAtel's role is to provide the core, precision positioning technology that is at the heart of these systems; Leica will continue to develop new applications and sell finished systems through its worldwide distribution network. We believe our partnership with Leica could contribute as much as US$30 million in revenue over the next five years.

NovAtel has been able to develop strong technology partnerships with Leica and other market leaders because we have world-class expertise in dual-frequency GPS technology. But just as important is our proven ability to deliver that technology to our partners at excellent cost/performance ratios and with attributes – such as rapid integration into third-party systems – that can speed design, testing, and market launch of new OEM applications. Our newest high-end receiver, the *OEM4-G2L*, is a perfect illustration of this ability to meet customer needs.

The *OEM4-G2L* incorporates NovAtel's latest patented positioning technology, Pulse Aperture Correlator, to achieve less than 2 cm accuracy in real time. It also offers greatly enhanced connectivity, reduced power consumption, and an optional Application Programming Interface that allows customers to add their own specialized software applications onboard, reducing hardware costs, integration engineering and time-to-market.

In addition to working with OEM customers in our established markets of GIS, surveying and agriculture, we are also exploring various opportunities for the *OEM4-G2L* with military contractors who are developing weapons-training and unmanned airborne vehicle systems. These defense applications are a relatively new market for our technology, but we are working to develop them into a significant source of revenue for NovAtel in the long term. We will keep you informed on the progress of these programs.

Positioned for Continued Growth in Civilian Aerospace Market

NovAtel is a well-established provider of precision ground reference receiver technology in the new generation of air traffic navigation systems that are being installed in the United States, Europe and Asia. We expect this business to continue to have great potential for us for several reasons.

First, governments around the world continue to replace enroute navigation systems that use terrestrial radio beacons with "wide area" infrastructures that use satellite-based positioning. NovAtel won contracts to supply the early programs in the United States, Europe and Japan, and, in 2002, we continued to deliver ground reference receivers to China's SNAS and Europe's EGNOS programs. As other countries begin to implement wide area systems, our experience should be a clear competitive advantage.

Second, the existing wide area systems in America, Europe and Japan are beginning to be expanded and will be upgraded as required to support the new frequencies and signal structures that will be coming in support of the U.S. government decision to modernize the GPS system. As the original supplier of advanced GPS ground receiver technology for these systems, we believe NovAtel is well positioned to win new contracts.

In fact, we recently completed a successful Critical Design Review of the next-generation Wide Area Augmentation System reference receiver with the U.S. Federal Aviation Administration and our partners, Raytheon Company and Zeta Associates. Debugging and testing of prototype receiver boards is now underway, and we expect to deliver initial engineering units to Zeta later this year.

Finally, another exciting long-term aerospace opportunity for the Company is Galileo, the satellite-based global navigation system being developed by the European Space Agency and the European community. This next generation system, comparable to GPS, is expected to be operational by 2008. This past year, NovAtel was awarded a number of initial contracts focused on the definition of the signal structure for Galileo, regulatory requirements, and receiver design issues. We hope to continue to be awarded Galileo development contracts, initially focusing on Galileo ground infrastructure, with a view to increasing our revenue stream from the program as it is developed and deployed in the years ahead.

Point, Inc.

A part of our business that fell short of expectations during 2002 was Point, Inc., our joint venture with Sokkia Co., Ltd. focused on survey and GIS products. We continue to work with Sokkia management to improve performance going forward. Point management's near-term goal is to expand the company's distribution presence, especially in Asian and European markets.

Acquisition: A Growing Product Portfolio

NovAtel entered 2003 with tremendous positive operating momentum. Our job now is to maintain and build on that momentum by expanding the Company's product portfolio and presence in the precision positioning market. To that end, on May 15, 2003, we announced the acquisition of the non-aviation single frequency OEM GPS product line from CMC Electronics, our parent company. This is a proven product line, with an attractive customer base that we expect to generate more than CDN$4.0 million in annual revenues. Importantly, it will complement NovAtel's strong position in the high-end market for dual-frequency receivers with a portfolio of single-frequency receivers and packaged sensors aimed at the middle-tier of the positioning market.

It will also allow us to build relationships with OEM customers earlier in their product development cycles and help ensure that we migrate these customers to NovAtel's precision positioning solutions as their needs for more advanced technology grow. Integrating NovAtel's patented software algorithms and signal processing expertise into CMC's single-frequency products will give them an additional competitive advantage over other mid-market products.

Looking Ahead to 2003

The persistent weakness in the global economy makes 2003 a year of uncertainty for NovAtel. Overall, we expect to increase sales and net income for the year, though our quarterly performance may reflect the highly variable nature of our revenue stream. Looking to the long term, we are confident about the Company's prospects. Our technology has proven itself under demanding market conditions, strategic customers are designing our receivers into their positioning solutions, and we are pursuing disciplined strategies to expand our product offerings and market presence while improving our bottom line performance.

This positive momentum at the Company reflects not only the strategies we have put in place to drive our future growth, but also the hard work of all NovAtel employees to make those strategies successful. We want to thank all of them – as well as our customers, partners, and shareholders – for their continued support. We look forward to building on NovAtel's progress together in the years to come.



Jonathan W. Ladd
President and Chief Executive Officer
May 16, 2003



EXHIBIT 1

Management's Discussion and Analysis

Operating Results

Overview

(April 8, 2003) NovAtel Inc. designs, markets and supports a broad range of products which determine precise geographic locations using the Global Positioning System (GPS). NovAtel's GPS products are used principally for applications in high-end markets such as surveying, geographical information systems (GIS), aviation, unmanned vehicles, marine, mining, machine control, agriculture and precise timing, rather than for applications in low-end markets such as the vehicle navigation and consumer/cellular markets. Unless the context requires otherwise, references herein to "NovAtel" or the "Company" refer to NovAtel Inc., including its subsidiary, Mezure, Inc. and joint venture, Point, Inc.

The Company was incorporated in 1978 and since then has been engaged in several communications businesses. In 1992, the Company was reorganized and sold to Telexel Holding Limited. The Company divested all of its non-GPS businesses in a series of transactions from March 1994 to August 1996. As a result of these divestitures, the Company now focuses exclusively on the GPS business.

The various divested and discontinued businesses of the Company are accounted for as discontinued operations. Accordingly, the operating results of these discontinued businesses have been segregated from the operating results of the GPS business and reported as net income (loss) from discontinued operations in the Consolidated Financial Statements included elsewhere in this Annual Report.

The Company's Consolidated Financial Statements include the Company's proportionate share of the Point, Inc. (Point) accounts as required under Canadian GAAP (Generally Accepted Accounting Principles). The Company sells its products to Point, which incorporates them into surveying systems that are in turn sold through the Sokkia Co., Ltd. (Sokkia) distribution channels and through independent dealers and distributors. In addition, the Company provides facilities, computer support and development and logistical support for Point's Calgary operations. The Company's consolidated Statements of Operations include the Company's proportionate share of each of the equivalent line items reflected on Point's Statement of Operations. Similarly, the Company consolidates its proportionate share of each line item of Point's Balance Sheet.

On January 26, 2001, the Company acquired a 48.7% joint venture interest in Mezure, Inc. in exchange for US$400,000 of loans receivable which the Company had previously advanced and charged to operations in 2000. On July 23, 2001, the Company acquired an additional 25.3% equity interest in Mezure, Inc. after exercising its option to convert US$200,000 in loans receivable, which the Company previously advanced and charged to operations in the first quarter 2001, into additional common shares. With the July 23, 2001 acquisition of additional shares, the Company acquired control of Mezure, Inc. and commenced full consolidation of Mezure, Inc.'s operations. In April 2002, the Company's equity interest was diluted to approximately 70%. Mezure is subject to similar types of risks as the Company. In the latter part of 2002, the Company notified Mezure that it intended to limit future equity investment and financial support to Mezure and shift the focus of its relationship with Mezure to one of a supplier of products, as opposed to one of equity ownership. As a result, Mezure sought to obtain additional external financing in order to continue operations. On February 28, 2003, Mezure notified its shareholders that as a result of shortfalls in cash flows from operations and its inability to meet current vendor obligations, Mezure would pursue a federal bankruptcy filing. On March 5, 2003, the Company's representatives on the Board of Directors of Mezure resigned from the Mezure Board of Directors. On April 8, 2003, the shareholders of Mezure voted unanimously to proceed with a Chapter 7 bankruptcy filing for Mezure. The Company does not expect the discontinuance of Mezure to have a material adverse effect on the Company's business, financial condition and results of operations.

On February 11, 2003, the Company announced the signing of a Memorandum of Understanding with CMC Electronics Inc. to acquire CMC Electronics' Global Positioning System OEM product line. The new product line will extend the Company's current high-performance, upgradeable L1 and L1/L2 product line into the mid-level L1 market. This will increase the Company's total addressable market in core segments and should also create entry points into new vertical markets, such as timing and marine. The target date for the actual transfer of the business is in early April 2003.

In August 2001, the Board of Directors authorized the Company to repurchase up to a maximum of 230,829 Common Shares (representing 3% of the common shares issued and outstanding at the program commencement) through a share repurchase program. The term of the program was from September 4, 2001 to September 3, 2002. As of the end of the program, the Company had repurchased a total of 23,000 Common Shares at an average price of US$2.57 per share.

The Company sold its first GPS-based product in 1992 and increased its GPS-based revenues from $456,000 in 1992 to $27.0 million in 1997. In 1997, the Company reported a net income from continuing operations of $6.7 million, a level of profitability achieved largely due to $8.5 million of revenue related to the Wide Area Augmentation System (WAAS) program. In 1998, the Company's revenues from the WAAS program declined to $686,000, which led to a 20% decline in total revenue, which in combination with a 28% increase in operating expenses resulted in a net loss from continuing operations of $3.6 million. Consequently, the Company restructured its operations at the end of 1998. From 1998 to 2002, the Company increased revenue from $21.6 million to $33.4 million, an average annual increase of approximately 12% which, in conjunction with reduced operating costs, contributed to improved operating results and allowed the Company to report a net income of $110,000 in 2001 and $1.5 million in 2002.

The Company's results of operations have fluctuated and can be expected to continue to fluctuate on a periodic basis as a result of a number of factors which affect revenue, gross margin and operating expenses. Annual and quarterly revenues have fluctuated because of a number of factors, including revenue generated from major contracts, operating results of subsidiaries and joint ventures, certification and market acceptance of the Company's new products, impact and timing of large orders, pricing pressures in the market, establishing and maintaining effective distribution channels, fluctuations in non-recurring engineering (NRE) fees, seasonality of customer purchase patterns and the timing of industry trade shows. Shipments under a major contract could result in unusually high revenue and income levels when compared to revenues and income in other periods. For example, revenue from the European Geostationary Navigation Overlay System (EGNOS) program accounted for 2.8% of total revenue in 2002 compared to 10.2% in 2001. There can be no assurance that the Company will receive major contracts in the future, and the failure to do so could have a material adverse effect on the Company's business, financial condition and results of operations. The Company sells GPS receivers to Point, which incorporates these receivers into surveying systems that are in turn sold through the Sokkia distribution channels and through independent dealers and distributors. The proportionate share of the accounts of Point is included in the Company's accounts. Point is subject to all of the same types of risks as the Company. There can be no assurance that Point's results may not have a material adverse effect on the Company's business, financial condition and results of operations.

Revenues can be expected to vary significantly as a result of a lack of a significant order backlog, fluctuations in demand for existing products, operating results of subsidiaries and joint ventures, the rate of development of new markets, the degree of market acceptance of new products, increased competition and the general strength of domestic and international economic conditions. Furthermore, if the Company were unable to deliver sufficient quantities of products in a timely manner, due to factors such as parts supply shortages or customs delays, the Company's revenues could be adversely affected.

Gross margin as a percentage of revenue varies primarily as a result of product sales mix, the level of NRE revenue, changes in materials and contract manufacturing costs, liquidation of discontinued inventory and absorption of fixed manufacturing costs. The Company's original equipment manufacturer (OEM) and WAAS products typically have higher gross margins than the sale of survey products by Point, and, consequently, the sale of survey products through Point adversely affects the Company's gross margin percentages.

The Company faces competition from a variety of competitors. Prices of the Company's products have declined since their introduction due to competitive pressures. The Company expects competition to increase, which is expected to result in further price decreases and lower gross margins for the Company's products. In addition, the Company's success will depend to a substantial degree upon its ability to develop and introduce in a timely manner new products and product enhancements to its existing GPS product portfolio. The Company expects to make significant investments in research and development to continue to enhance existing products, develop new products which incorporate new and existing technologies, expand and develop new distribution channels and achieve market acceptance for such products. There can be no assurance that the Company will be successful in such efforts.

The Company's revenues have been derived principally from product sales. Revenues from product sales are generally recognized upon shipment. The Company generally ships its products promptly after acceptance of a purchase order. Accordingly, the Company does not maintain product backlog, nor does the Company consider backlog to be a significant indicator of future revenues.



Results of Operations

The Company's results of operations for 2002, 2001 and 2000 are set forth in the table below:

	Year Ended December 31,					
	2002		2001		2000	
	(in thousands)					
Revenues	$33,434	100.0 %	$28,237	100.0 %	$ 24,843	100.0 %
Cost of sales	16,075	48.1	13,272	47.0	10,842	43.6
Gross profit	17,359	51.9	14,965	53.0	14,001	56.4
Operating expenses:						
Research and development	5,519	16.5	6,827	24.2	8,161	32.9
Selling and marketing	5,717	17.1	3,859	13.6	4,527	18.2
General and administration	4,433	13.3	4,170	14.8	3,661	14.7
Total operating expenses	15,669	46.9	14,856	52.6	16,349	65.8
Operating income (loss)	1,690	5.0	109	0.4	(2,348)	(9.4)
Interest income	84	0.3	138	0.4	319	1.3
Other expense	(200)	(0.6)	(124)	(0.4)	(769)	(3.2)
Income (loss) from continuing operations before income taxes	1,574	4.7	123	0.4	(2,798)	(11.3)
Provision for income taxes	77	0.2	13	0.0	13	0.0
Net income (loss) from continuing operations	1,497	4.5	110	0.4	(2,811)	(11.3)
Net income from discontinued operations	—	0.0	—	0.0	16	0.0
Net income (loss)	$ 1,497	4.5 %	$110	0.4 %	$(2,795)	(11.3)%

2002 Compared to 2001

Revenues. Revenues include product sales and NRE fees. Product sales revenues consist primarily of sales of OEM boards, software, software upgrades, WAAS type receivers and end-user products for the GIS and survey markets. The Company categorizes its revenues into the following three market sectors: 1) Geomatics; 2) Aerospace and Defense; and 3) Special Applications.

Total revenues increased 18% from $28.2 million in 2001 to $33.4 million in 2002. The following table sets forth revenue by market sector for 2002 and 2001.

	2002		2001		Change	
	(in thousands)					
	$	%	$	%	$	%
Geomatics	$5,959	18%	$7,040	25%	$(1,081)	(15)%
Aerospace & Defense	10,486	31%	8,846	31%	1,640	19 %
Special Applications	16,755	50%	11,945	42%	4,810	40 %
Other	234	1%	406	2%	(172)	(42)%
TOTAL	$33,434	100%	$28,237	100%	$5,197	18 %

Geomatics. The Geomatics sector is made up of the surveying and GIS markets. In 2002, Geomatics revenues were largely comprised of the Company's sales to Point, net of intercompany eliminations, and the Company's proportionate share of sales by Point.

In July 1999, the Company transitioned to a new GPS surveying partner, Sokkia, a leader in surveying. The establishment of this partnership reflected a move from a supplier relationship to a fully integrated development team. Sokkia and the Company formed a joint venture known as Point. The ownership of Point is 51% Sokkia and 49% the Company. Point provides Sokkia's global marketing organization with advanced measurement solutions for the fields of surveying, mapping, GIS, construction and construction machine control. Sokkia's distribution system includes more than 25 subsidiaries and additional representatives around the world, each having its own dealer network.

Point's operations were restructured in April 2002, with the aim of focusing operating activities on sales, marketing and distribution, as opposed to product development. The Company is disappointed in the operating performance of Point, particularly the lower than expected revenues which the Company had anticipated would increase after the April 2002 restructuring. The Company continues to work with Point management and Sokkia to improve the operating results of Point. However, there can be no assurance that the Company will be successful in these efforts.

Geomatics revenues decreased 15% from $7.0 million in 2001 to $6.0 million in 2002. The decrease in revenue was primarily caused by lower sales by Point into Sokkia's distribution system, partially attributable to a restructuring of Sokkia's U.S. organization in 2002, a reduction in new product introductions by Point in 2002, and continuing difficulties in establishing effective distribution of Point products in certain of Sokkia's geographic markets, particularly Asia and Europe.

Aerospace and Defense. The Aerospace and Defense sector is made up of aviation and defense markets. Revenues from the Aerospace and Defense sector are highly dependent on the timing of large government funded programs. Sales in this sector include WAAS receiver sales related to the U.S. Wide Area Augmentation System (WAAS), the Japanese MTSAT Satellite-based Augmentation System (MSAS), the Chinese Satellite Navigation Augmentation System (SNAS) and to the European Geostationary Overlay System (EGNOS).

Aerospace and Defense sales were $10.5 million in 2002 compared to $8.8 million for 2001, an increase of 19%, with the majority of the growth coming from higher revenue from the Chinese SNAS program, which contributed $3.8 million revenue in 2002 compared to $2.0 million revenue in 2001. In addition, new NRE contracts relating to the WAAS and Local Area Augmentation System (LAAS) programs offset lower NRE revenue from the Company's EGNOS program which was largely completed in 2002. The Company's EGNOS related revenue decreased to $938,000 in 2002 compared to $2.9 million in 2001.

The Company is working with Thales Avionics Limited (formerly Racal Avionics Ltd.) to supply one section of the EGNOS Remote Integrity Monitoring System (RIMS-C). The Thales/NovAtel RIMS-C channel will provide integrity and correction data within the EGNOS ground network. Under the contract the Company developed new GPS receiver processing for Satellite Failure Detection, qualified various software programs and delivered a number of EGNOS receivers. The Company has largely completed its current work under the existing EGNOS contract. The EGNOS receivers have the same hardware configuration as the Company's WAAS receivers, with added software qualification and functionality. There can be no assurance that the Company will receive commitments for future participation in the EGNOS program.

Further, the Federal Aviation Administration (FAA) has begun procurement activities for the LAAS program. Principal bidders include Raytheon Company (Raytheon), Honeywell Inc. (Honeywell) and Thales ATM, Inc. (Thales ATM). The LAAS program is intended to complement the WAAS program and provide precision approach landing guidance using GPS. Together these will function to supply users of the U.S. National Airspace System with seamless satellite-based navigation for all phases of flight.

Both Raytheon NLS and Thales ATM have now contracted with the Company for the next phase of development of a LAAS receiver for their certified reference stations. The Company plans to develop prototype LAAS receivers for incorporation in Raytheon's and Thales' ground reference stations.

In June 2002, the Company received a contract from the FAA to develop the next generation WAAS receiver. The contract covers receiver development and qualifications work over a 21-month period and also includes an additional option, exercisable at the FAA's discretion, for the development of a new broadband WAAS antenna. The basic contract has a value of US$2.4 million and the option is worth US$835,000.

The certified GPS receiver jointly developed by the Company and CMC Electronics Inc. is now being integrated into Honeywell airborne systems and is also intended for Honeywell's LAAS ground station program. While the Company has participated in previous phases of WAAS, EGNOS, SNAS, LAAS and MSAS and has relationships with Raytheon, Thales and Honeywell, the Company currently has no commitments, other than those described above pertaining to engineering service contracts, for future participation in the WAAS, EGNOS, SNAS, MSAS or LAAS programs and there can be no assurance that the Company will receive commitments for future participation in these programs.



Special Applications. The Special Applications sector is made up of marine, agriculture, unmanned vehicles, robotics, construction/grading, scientific, dealers (other than those that can be identified with a particular market sector) and miscellaneous markets. Special Applications revenues were $16.8 million in 2002 compared to $11.9 million in 2001, an increase of 40% primarily attributable to higher shipments to the agricultural market, including a ramp up of initial shipments for AGCO Corporation, who recently purchased the former agricultural division from Caterpillar Agricultural Products, Inc. (Caterpillar), and engineering service revenue pertaining to the development of new core positioning products for Leica Geosystems (Leica).

In November 2001, the Company announced that it had signed an agreement with BEELINE Technologies, Inc. (BEELINE) to supply the GPS and communications engine of its precision agricultural guidance systems. The contract is over a six year term and covers both OEM and after market sales in the U.S. and global agricultural guidance markets. In addition, in November 2001, BEELINE signed an agreement with Caterpillar to supply components for Caterpillar's new satellite navigation system, which will be factory installed on Caterpillar's new series of tractors.

On February 21, 2002, the Company signed an agreement with Leica, setting out the parties' intention to enter into a strategic cooperation arrangement, the objective of the agreement being the common development of new technology for GPS and its advancement in the high-accuracy segment. More specifically, the Company will develop a custom version of existing GPS engines and other components for Leica.

In 2002 and 2001, the Company derived approximately 50% of its total revenues from the sale of its products to countries outside the United States and Canada. Revenues from international sales increased from $13.6 million in 2001 to $16.6 million in 2002, primarily due to higher sales into China, Japan and Australia.

Gross Profit. Gross profit as a percentage of total revenues decreased from 53% in 2001 to 52% in 2002. The decrease in gross margin as a percentage of revenue is primarily attributable to lower gross margins as a percentage of revenue from engineering contracts, which generally earn lower gross margins as a percent of revenue, and higher provisions for inventory obsolescence related to the discontinuance of various older products.

Research and development. Research and development expenses consist primarily of engineering personnel expenses, contracted research and development expenses, amortization of purchased technology, equipment costs and facility and computer support costs. Research and development expenses decreased 19% from $6.8 million in 2001 to $5.5 million in 2002 and decreased as a percentage of total revenues from 24.2% in 2001 to 16.5% in 2002. The reduction in research and development expense in 2002 reflected higher customer funded engineering programs and lower expenditures at Point, which was restructured in April 2002. The Company expects research and development expenses to be between 16% and 17% of revenue in 2003.

Selling and marketing. Selling and marketing expenses consist primarily of compensation of sales and marketing personnel as well as expenses for advertising and promotion, trade shows, facilities and other expenses related to the sale of the Company's products. Selling and marketing expenses increased 48% from $3.9 million in 2001 to $5.7 million in 2002 and increased as a percentage of total revenues from 13.6% in 2001 to 17.1% in 2002. The increase in selling and marketing expenses was due to higher Point related costs resulting from the April 2002 restructuring, which included a shift in focus from product development to product sales and distribution, higher external commissions, increased marketing personnel costs, a new distribution initiative in the Asian markets and higher travel costs.

General and administration. General and administration expenses consist primarily of salaries of administrative personnel, corporate overhead and facilities expenses. General and administration expenses increased 6% from $4.2 million in 2001 to $4.4 million in 2002 and decreased as a percentage of total revenues from 14.8% in 2001 to 13.3% in 2002, partially a reflection of higher personnel costs related to the Company's employee profit sharing program and senior management bonus program.

Interest income. The Company earned net interest income of $84,000 in 2002 compared to $138,000 in 2001. The reduced interest income is attributable to lower interest rates. The Company's cash deposits not required for operations are invested in short-term interest bearing instruments.

Other expense. Other expense in 2002 was $200,000 compared to $124,000 in 2001. Other expense in 2002 included costs of $84,000 related to the April 2002 restructuring of Point, $131,000 related to executive relocation, $42,000 related to foreign exchange losses and $47,000 related to cash discount costs at Point, partially offset by a gain of $121,000 arising from the dilution of the Company's interest in Mezure. In the 2001 period, other expenses included $164,000 cash discounts at Point, partially offset by gains on disposal of fixed assets.

Provision for income taxes. The provision for income taxes which consists primarily of Canadian federal large corporations tax and the consolidated proportionate share of income taxes related to Point, Inc., was $77,000 in 2002, compared to $13,000 in 2001. The increase was mainly attributable to a higher tax base for large corporations tax.

2001 Compared to 2000

Revenues. Total revenues increased 14% from $24.8 million in 2000 to $28.2 million in 2001. The following table sets forth revenue by market sector for 2001 and 2000.

	2001		2000		Change	
	(in thousands)					
	$	%	$	%	$	%
Geomatics	$7,040	25%	$8,513	34%	$(1,473)	(17)%
Aerospace & Defense	8,846	31%	4,969	20%	3,877	78 %
Special Applications	11,945	42%	11,128	45%	817	7 %
Other	406	2%	233	1%	173	74 %
TOTAL	$28,237	100%	$24,843	100%	$3,394	14 %

Geomatics. Geomatics revenues decreased 17% from $8.5 million in 2000 to $7.0 million in 2001. The decrease in revenue was primarily caused by longer than planned product development lead times, which delayed the launch of new products, and slower than anticipated sell through of products at Point.

Aerospace and Defense. Aerospace and Defense sales were $8.8 million in 2001 compared to $5.0 million for 2000, an increase of 78%, with the majority of the growth coming from higher revenue from the EGNOS program, which contributed $2.9 million in revenue in 2001 compared to $560,000 in 2000 and to a lesser extent from additional NRE contracts related to the WAAS and LAAS programs. Additional shipments for the Chinese SNAS program were completed in late 2001 and accounted for $2.0 million compared to $2.7 million in 2000.

Special Applications. Special Applications revenues were $11.9 million in 2001 compared to $11.1 million in 2000, an increase of 7% largely due to higher shipments of OEM4 receivers to certain customers and an NRE contract related to the new L5 GPS signal.

In 2001 and 2000, the Company derived approximately 48% of its total revenues from the sale of its products to countries outside the United States and Canada. Revenues from international sales increased from $12.0 million in 2000 to $13.6 million in 2001.

Gross Profit. Gross profit as a percentage of total revenues decreased from 56.4% in 2000 to 53% in 2001. The decrease in gross margin as a percentage of revenue is primarily attributable to product mix with a higher proportion of 2001 revenue coming from engineering contracts, which generally earn lower gross margins as a percent of revenue and higher provisions for inventory obsolescence.

Research and development. Research and development expenses decreased 16% from $8.2 million in 2000 to $6.8 million in 2001 and decreased as a percentage of total revenues from 32.9% in 2000 to 24.2% in 2001. The reduction in research and development expense in 2001 reflected higher customer funded engineering programs and lower expenditures at Point relating to a staff restructuring in January 2001, partially offset by lower deferred development costs.

Selling and marketing. Selling and marketing expenses decreased 14.8% from $4.5 million in 2000 to $3.9 million in 2001 and decreased as a percentage of total revenues from 18.2% in 2000 to 13.6% in 2001. The reduction in selling and marketing expenses was due to lower external commissions relating to the China SNAS contract, lower expenditures at Point relating to a staff restructuring in January 2001 and lower costs attributable to Mezure, Inc.

General and administration. General and administration expenses increased 13.9% from $3.7 million in 2000 to $4.2 million in 2001 and increased as a percentage of total revenues from 14.7% in 2000 to 14.8% in 2001. Higher general and administration expenses relating to Mezure, Inc. accounted for the majority of the increase.

Interest income. The Company earned net interest income of $138,000 in 2001 compared to $319,000 in 2000. The Company's cash deposits not required for operations are invested in short-term interest bearing instruments. The reduced interest income is attributable to lower cash balances available for investment and lower interest rates.

Other income (expense). Other expense in 2001 was $124,000 consisting mainly of financing charges related to sales paid to Sokkia, by Point. Other expense was $769,000 in 2000, mainly comprised of $548,000 related to the reorganization of the Company's senior management and $147,000 as a result of a minor workforce reduction at Point.

Provision for income taxes. The provision for income taxes which consists primarily of Canadian federal large corporations tax and the proportionate share of income taxes related to Point, remained constant at $13,000 in 2000 and 2001.

Discontinued operations. The Company had no discontinued operations in 2001 compared to an income from discontinued operations of $16,000 in 2000.



Quarterly Results of Operations

The following tables present certain unaudited statement of operations data for each of the Company's last eight fiscal quarters and the percentage relationship of certain items to total revenues for the respective periods. This unaudited data has been prepared on the same basis as the audited financial statements and, in the opinion of management, contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data.

	Quarter Ended							
	2001				2002			
	March 31	June 30	Sept. 29	Dec. 31	March 30	June 29	Sept. 28	Dec. 31
	(in thousands)							
Revenues	$7,000	$6,520	$6,905	$7,812	$7,294	$8,004	$6,812	$11,324
Cost of sales	3,717	3,019	3,533	3,003	3,602	4,034	3,787	4,652
Gross profit	3,283	3,501	3,372	4,809	3,692	3,970	3,025	6,672
Operating expenses:								
Research and development	1,881	1,866	1,477	1,603	1,565	1,366	1,078	1,510
Selling and marketing	929	835	856	1,239	803	1,246	1,246	2,422
General and administration	892	1,070	1,040	1,168	1,029	1,093	1,032	1,279
Total operating expenses	3,702	3,771	3,373	4,010	3,397	3,705	3,356	5,211
Operating income (loss)	(419)	(270)	(1)	799	295	265	(331)	1,461
Interest income, net	51	47	24	16	10	18	25	31
Other income (expense)	84	(227)	68	(49)	(223)	21	43	(41)
Income (loss) from continuing operations before income taxes	(284)	(450)	91	766	82	304	(263)	1,451
Provision for (recovery of) income taxes	12	(11)	12	—	9	9	45	14
Net income (loss) from continuing operations	$(296)	$(439)	$79	$766	$73	$295	$(308)	$1,437

	Quarter Ended							
	2001				2002			
	March 31	June 30	Sept. 29	Dec. 31	March 30	June 29	Sept. 28	Dec. 31
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Gross profit	46.9	53.7	48.8	61.5	50.6	49.6	44.4	58.9
Operating expenses:								
Research and development	26.9	28.6	21.4	20.5	21.5	17.1	15.8	13.3
Selling and marketing	13.3	12.8	12.4	15.8	11.0	15.6	18.3	21.4
General and administration	12.7	16.4	15.0	15.0	14.1	13.6	15.2	11.3
Total operating expenses	52.9	57.8	48.8	51.3	46.6	46.3	49.3	46.0
Operating income (loss)	(6.0)	(4.1)	—	10.2	4.0	3.3	(4.9)	12.9
Interest income, net	0.7	0.7	0.3	0.2	0.1	0.2	0.4	0.3
Other income (expense)	1.2	(3.5)	1.0	(0.6)	(3.0)	0.3	0.6	(0.4)
Income (loss) from continuing operations before income taxes	(4.1)	(6.9)	1.3	9.8	1.1	3.8	(3.9)	12.8
Provision for (recovery of) income taxes	0.1	(0.2)	0.2	—	0.1	0.1	0.6	0.1
Net income (loss) from continuing operations	(4.2)%	(6.7)%	1.1%	9.8%	1.0%	3.7%	(4.5)%	12.7%

The following table sets forth Geomatics, Aerospace and Defense, Special Applications and manufacturing component revenues for the last eight quarters.

	Quarter Ended							
	2001				2002			
	March 31	June 30	Sept. 29	Dec. 31	March 30	June 29	Sept. 28	Dec. 31
	(in thousands)							
Geomatics	$2,410	$1,986	$1,362	$1,282	$1,353	$1,848	$1,395	$1,363
Aerospace & Defense	1,365	992	2,528	3,961	1,543	2,215	1,466	5,262
Special Applications	3,204	3,353	2,859	2,529	4,396	3,940	3,951	4,468
Other	21	189	156	40	2	1	—	231
Total revenues	$7,000	$6,520	$6,905	$7,812	$7,294	$8,004	$6,812	$11,324

The Company's quarterly results of operations have fluctuated and are expected to continue to fluctuate because of a number of factors, including revenue generated from major contracts, operating results of joint ventures and subsidiaries, new product introductions, fluctuations in NRE fees, seasonality of customer purchase patterns and the timing of industry trade shows.

In addition, revenues can be expected to vary significantly as a result of a lack of a significant order backlog, fluctuations in demand for existing products, the rate of development of new markets, the degree of market acceptance of new products, increased competition and the general strength of domestic and international economic conditions. Furthermore, if the Company were unable to deliver sufficient quantities of products in a timely manner, due to factors such as parts supply shortages or customs delays, the Company's revenues could be adversely affected.

In 2002, quarterly operating expenses fluctuated due to the impact of changes in staffing levels, recovery of research and development expenses from NRE fees, commissions related to the Chinese SNAS program and provisions at year end related to the Company's employee profit sharing program and senior management bonus program. The Company expects operating expenses to decrease in 2003 by approximately 2% to 3%, primarily as a result of higher customer funded engineering contracts, reduced external sales commissions, lower depreciation expenses, reduced costs associated with Mezure, Inc., partially offset by higher salaries and increased staffing levels. The Company expects operating expense as a percentage of revenue to decline to approximately 41% to 42% in 2003 from 47% in 2002, mostly as a result of increased revenue. A shortfall from anticipated revenues could adversely affect results of operations and income (loss) per share. In addition, if the Company were to receive a major contract, it would likely increase its expenditures to support such contract. If revenues from the contract were delayed for any reason, including cancellation or deferral of the contract, the Company's results of operations could be adversely affected as it attempted to adjust its expenditures downward.

Taxes

The Company has not recorded a provision for income taxes in Canada, other than for large corporations tax, due to previously incurred losses, credits and costs. As of December 31, 2002, losses, investment tax credits, depreciation and research and development costs are available to reduce future taxable income and taxes payable in Canada. The Company has determined that the acquisition of a majority of the Common Shares of the Company by CMC Electronics Inc. in 1998, BAE SYSTEMS p.l.c.'s acquisition of the majority of the common shares of CMC Electronics Inc. in November 1999 and ONCAP L.P.'s acquisition of the majority of the common shares of CMC Electronics Inc. in April 2001 constitute acquisition of control of the Company for Canadian income tax purposes. Accordingly, the availability of certain of the Company's Canadian income tax losses, research and development costs, depreciation deductible for tax purposes and investment tax credits may be subject to limitation. The ultimate availability and amount of these losses, credits and costs may be dependent upon future Canada Customs and Revenue Agency audits. See Note 14 of Notes to Consolidated Financial Statements.

Critical Accounting Policies

The Company applies a number of critical accounting policies and estimates in preparing the Company's consolidated financial statements. A discussion of the Company's critical accounting policies and estimates follows.

Revenue Recognition

Revenues from product sales are recognized at the time of shipment to the customer. Revenues from non-recurring engineering fees are recognized at the time services are rendered. On long-term contracts, revenue is generally recognized using the percentage of completion method relative to total costs incurred or customer milestones achieved. Revisions in cost and profit estimates during the course of work are reflected in the period in which the need for revision becomes known. Losses, if any, are recognized fully when first anticipated. Some contracts contain penalty provisions based on performance relative to established targets. Such penalties are included in revenue or cost estimates when amounts can be reasonably determined. On certain long-term contracts, in which the customer pays established rates for time and materials, revenue is recognized as services are rendered and costs are incurred.

In 2002, approximately $6.2 million of the Company's revenue was derived from NRE service fees. Approximately 60% of these revenues were recognized from contracts on which the Company used the percentage of completion method.

At the time the Company recognizes revenue, the Company reduces the measurement of revenue by an estimate of the expected returns of product and price adjustments. The provision for product returns and price adjustments is assessed for adequacy at each quarter end and is based on recent historical experience and known customer claims. The provision for product returns and price adjustments was $289,000 as of December 31, 2002 compared to $136,000 at December 31, 2001, with the increase attributable to higher revenue and a known customer claim as of December 31, 2002.

The Company generally ships its products FCA (Free Carrier) shipping point and, accordingly, recognizes revenue at the time of shipment, provided that collection of payment is reasonably assured and no significant obligations on the Company's part remain.

Inventories

Raw materials and components, work-in-progress, and finished goods inventories are recorded at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis and includes materials, labor and manufacturing overhead.

The Company establishes provisions for obsolete and excess inventory. The Company's products have product life cycles that range on average from two to four years. At both the product introduction and product discontinuation stage, there is a higher degree of risk of inventory obsolescence. The provision for obsolete and excess inventory is evaluated for adequacy at each quarter end. As of December 31, 2002, the Company's provision for obsolete and excess inventory was $1.5 million or 23% of the gross value of the inventory compared to $964,000 or 13% of the gross value of the inventory at December 31, 2001, with the increase attributable to the discontinuation of certain product lines in 2002.

The estimate of the provision for obsolete and excess inventory is partially based on expected future product sales, which are difficult to forecast for certain products. As of December 31, 2002, the Company had approximately $0.5 million (net value) of WAAS receiver inventory for which no firm customer commitments were on hand. Based on the Company's assessment of future market opportunities, the Company expects that the value of this inventory will be realized through future sales, but if this is not achieved, all or a portion of this inventory may be written off.

Allowance for Doubtful Accounts

The Company establishes provisions for doubtful accounts receivable. These provisions are established at the time revenue is recognized and are re-evaluated at each quarter end for adequacy. In determining the adequacy of the provision, the Company considers known uncollectable or at risk receivables as well as the aging profile of other receivables. In 2002, the provision for doubtful accounts included in the statement of operations was $434,000 or 1.3% of revenue compared to $273,000 or 1% of revenue in 2001.

As of December 31, 2002, the provision for doubtful accounts was $788,000 or 7.4% of the gross value of the receivables compared to $540,000 or 8% at December 31, 2001. The higher dollar amount of the provision reflects higher revenues in general and higher sales by Point to customers outside of Sokkia's distribution in 2002.

Provision for Future Warranty Costs

Warranty costs are accrued, to the extent that they are not recoverable from third party manufacturers, for the estimated cost to repair products for the balance of the warranty periods.

The Company's products are covered by standard warranty plans that extend normally 12 months to 18 months from the date of product shipment. A few customers have negotiated extended warranty terms that range up to three years.

The Company provides for the costs of expected future warranty claims at the time of product shipment. The adequacy of the provision is assessed at each quarter end and is based on historical experience of warranty claims and costs. As of December 31, 2002, the Company's provision for future warranty claims was $344,000 compared to $285,000 as of December 31, 2001, with the increase attributable primarily to increased revenue from product shipments.

Research and Development Costs and Deferred Development Costs

Research costs are charged to operations as incurred. Development costs, including software development costs, are charged to operations as incurred unless they meet specific criteria related to technical, market and financial feasibility. In these circumstances, the costs are deferred and amortized on a systematic basis, subject to an estimate of recoverability.

In the year ended December 31, 2002, the Company deferred $125,000 of development costs related to the development of a certified aviation GPS receiver, compared to $4,000 in 2001 and

$757,000 in 2000. With the GPS receiver reaching the commercialization stage, the Company has commenced amortizing these deferred costs, using a method similar to the unit-of-production method of amortization. The Company amortized $57,000 of these deferred costs in the year ended December 31, 2002 compared to $36,000 in 2001.

At December 31, 2002, the Company had deferred $2.6 million of development costs. The continued deferral of these costs is subject to recoverability based on estimates of future sales of the certified aviation GPS receiver. Should future actual sales of this receiver be materially lower from the current estimated sales, all or a portion of the deferred development cost would be charged to results of operations.

The Company assesses the recoverability of the deferred development costs at each quarter end. The continued deferral of the development costs and the underlying estimate of future sales of the certified aviation receiver have been reviewed with the Company's Audit Committee.

Liquidity and Capital Resources

In 2002, cash provided by operations was $3.2 million, compared to cash used in operations of $423,000 in 2001. Cash provided by operations in 2002 consisted primarily of $1.5 million of net income, $2.1 million in amortization expenses, partially offset by a $189,000 increase in working capital. The increase in working capital is caused mainly by an increase in accounts receivable, offset by lower inventories and higher accounts payable.

In 2002, cash provided by financing activities was $435,000, related primarily to financing activities at Mezure, Inc. and Point, Inc., partially offset by capital lease payments. In the comparable period in 2001, $70,000 cash was provided by financing activities, related primarily to capital leases and financing activities at Point, Inc. and Mezure, Inc.

In 2002, cash used in investing activities was $1.8 million, pertaining mainly to the purchase of capital equipment and a $588,000 equity investment (net after inter-company eliminations) in Point, Inc. In 2001, cash used in investing activities was $908,000, primarily attributable to the purchase of capital equipment.

At December 31, 2002, the Company had cash and short-term investments of $6.6 million. The Company has credit agreements with the HSBC Bank Canada and the Toronto Dominion Bank under which the Company can borrow up to $1.7 million for day-to-day operating requirements and $1.8 million to support the margin requirement related to the purchase of between US$5.5 and US$7.5 million of foreign exchange contracts (depending on the maturity date of the contracts). The lines of credit are payable on demand and are secured by certain of the Company's assets. At December 31, 2002, portions of the lines of credit were utilized to support $79,000 of letters of credit ($80,000 at December 31, 2001) and US$3.0 million in foreign exchange contracts leaving $1.6 million available for day-to-day operating requirements and the margin capacity necessary to enter into an additional US$2.5 to US$4.5 million in forward foreign exchange contracts (depending on the maturity date of the contracts).

The following table sets forth the Company's contractual obligations and commitments to make future payments under contracts, excluding trade and related party trade payables:

	Payments due by period (in thousands)				
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Capital lease obligations	$203	$102	$101	$—	$—
Operating leases	5,847	909	2,941	1,795	202
Purchase obligations for inventory, capital assets and services	4,754	4,460	294	—	—
Notes payable	2,418	2,418	—	—	—
Total	$13,222	$7,889	$3,336	$1,795	$202



As of December 31, 2002, the Company and Sokkia have collectively loaned Point, Inc. US$4.83 million, the Company's share being US$2.37 million. The loans are secured by the assets of Point, Inc. and bore interest at rates between 3% and 6% during 2002 (6% in 2001 and U.S. prime rate in 2000). On February 13, 2003, the Company and Sokkia agreed to extend the due dates on the loans such that US$4.33 million is due on June 30, 2003 and US$500,000 is due December 31, 2003. During 2002, the Company and Sokkia advanced US$830,000 in new loans to Point, Inc., with the Company's share being US$407,000. In addition, the Company and Sokkia provided US$1.5 million in equity financing to Point, Inc. The Company's share of the equity financing was US$735,000 and the Company's equity interest in Point, Inc. remained at 49%.

Point, Inc. is dependent on the Company and Sokkia for product supply, distribution and financing. Should Sokkia and the Company discontinue their support, Point, Inc.'s ability to continue as a going concern would be impaired. If Point were not able to continue operations and was liquidated in an orderly wind down, the Company believes that its maximum loss exposure in the statement of operations to Point, Inc., as of December 31, 2002, would be approximately $900,000, comprised primarily of working capital related items, after consideration of the effects of the proportionate consolidation of Point, Inc. The financial statements contained herein do not reflect any adjustments that would be required if Point, Inc.'s operations were discontinued.

The Company believes that its existing cash, cash equivalents, short term investments, available lines of credit and anticipated cash generated from operations will be sufficient to satisfy its currently anticipated cash needs for at least the next twelve months.

While the Company believes that inflation has not had a material effect on its results of operations, there can be no assurance that inflation will not have a material effect on the Company's results of operations in the future.

Quantitive and Qualitative Disclosures about Market Risk

Most of the Company's revenues (over 95% in 2002) are earned in currencies other than the Canadian dollar, principally the U.S. dollar. A substantial portion of the Company's expenses, however, have been and will continue to be incurred in Canadian dollars. Accordingly, fluctuations in exchange rates between the U.S. dollar and the Canadian dollar could materially affect the Company's results of operations. In the normal course of business, the Company uses foreign currency options and forward foreign currency contracts to reduce its exposure to fluctuations in the U.S. dollar to Canadian dollar exchange rates. At December 31, 2002, the Company had forward foreign currency contracts to sell US$3.0 million between February 28, 2003 and April 30, 2003 at rates between $0.6429 and $0.6440. Derivative financial instruments are not used for speculative purposes. There can be no assurance that the Company will be successful in such hedging activities.

The following table sets forth the potential gains or losses that would arise on the Company's foreign currency options and forward foreign currency contracts as of December 31, 2002, under various hypothetical U.S. dollar to Canadian dollar exchange rates:

CDN$ vs. US$	Gain/(loss) CDN$
$0.58	$(190,000)
0.60	(130,000)
0.62	(70,000)
0.64	(10,000)
0.66	50,000
0.68	110,000
0.70	170,000

The Company is not subject to significant interest rate risk due to the short-term maturities of its outstanding loans.



financials

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT'S REPORT

Management is responsible to the Board of Directors for the preparation of the Company's consolidated financial statements. These statements have been prepared in accordance with generally accepted accounting principles in Canada and necessarily include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis to ensure that the consolidated financial statements are presented fairly, in all material respects. Financial information presented elsewhere in this Annual Report is consistent with that in the consolidated financial statements.

The Company maintains a system of internal controls which provides management with reasonable assurance that assets are safeguarded and that reliable financial records are maintained.

The external auditors of the Company, Deloitte & Touche LLP, have been appointed by the shareholders to express an opinion as to whether these consolidated financial statements present fairly the Company's consolidated financial position and operating results in accordance with generally accepted accounting principles in Canada. Their report follows.

The Board of Directors has reviewed and approved these consolidated financial statements. To assist the Board in meeting its responsibility, it has appointed an Audit and Finance Committee, the majority of whose members are outside directors. The committee meets periodically with management and the external auditors to review internal controls, audit results and accounting principles and practices. The external auditors have full and free access to the Audit and Finance Committee.



W. James Close
Chairman of the Board
March 5, 2003



Werner Gartner
Executive Vice President and
Chief Financial Officer

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of NovAtel Inc.,

We have audited the consolidated balance sheet of NovAtel Inc. as at December 31, 2002 and the consolidated statements of operations, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 2001 and for each of the two years in the period ended December 31, 2001 were audited by other auditors who have ceased operations. Those auditors expressed an opinion without reservation on those consolidated financial statements in their report dated February 1, 2002.



Calgary, Canada
March 5, 2003

DELOITTE & TOUCHE LLP
Chartered Accountants



COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph outlining changes in accounting principles that have been implemented in the financial statements. As discussed in Note 2 to the consolidated financial statements, in 2002 the Company changed its method of accounting for stock options to conform to the new Canadian Institute of Chartered Accountants Handbook recommendations Section 3870.



Calgary, Canada
March 5, 2003

DELOITTE & TOUCHE LLP
Chartered Accountants

REPORT OF INDEPENDENT CHARTERED ACCOUNTANTS

To the Shareholders of NovAtel Inc.,

We have audited the consolidated balance sheets of NovAtel Inc. as at December 31, 2001 and 2000 and the consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.



Calgary, Canada
February 1, 2002

ARTHUR ANDERSEN LLP
Chartered Accountants

This is a copy of the report previously issued by Arthur Andersen LLP. The report has not been reissued by Arthur Andersen LLP nor has Arthur Andersen LLP provided a consent to the inclusion of its report in this Annual Report.

CONSOLIDATED BALANCE SHEETS (in thousands)

	December 31,	
	2002	2001
ASSETS		
Current assets:		
Cash and short-term investments (Note 8)	$6,572	$4,794
Accounts receivable (Notes 3 and 12)	9,634	6,050
Related party receivables (Note 15)	730	665
Related party notes receivable (Note 15)	1,932	1,595
Inventories (Note 4)	4,780	6,562
Prepaid expenses and deposits	284	286
Total current assets	23,932	19,952
Capital assets (Note 5)	2,460	2,854
Intangible assets (Notes 6 and 9)	1,902	2,487
Deferred development costs (Note 7)	2,596	2,528
Total assets	$30,890	$27,821
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$5,848	$4,469
Related party payables (Note 15)	327	418
Notes payable (Notes 16 and 17)	2,418	1,964
Deferred revenue and customer deposits	531	202
Provision for future warranty costs	344	285
Capital lease obligations – current portion (Note 9)	92	330
Total current liabilities	9,560	7,668
Deferred gain on sale/leaseback of capital assets (Note 5)	685	814
Capital lease obligations – long-term portion (Note 9)	98	253
Total liabilities	10,343	8,735
Commitments and contingencies (Note 9)		
Shareholders' equity (Note 11):		
Capital stock	35,572	35,596
Contributed surplus	13	25
Deficit	(15,038)	(16,535)
Total shareholders' equity	20,547	19,086
Total liabilities and shareholders' equity	$30,890	$27,821

On behalf of the Board of Directors,



W. James Close
Chairman of the Board



Richard D. Orman
Vice Chairman and Director

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except per share data)

	Year Ended December 31,		
	2002	2001	2000
Revenues (Notes 12 and 15)			
Product sales	$27,255	$23,241	$23,980
NRE fees	6,179	4,996	863
Total revenues	33,434	28,237	24,843
Cost of sales (Note 15)			
Cost of product sales	12,020	10,730	10,360
Cost of NRE fees	4,055	2,542	482
Total cost of sales	16,075	13,272	10,842
Gross profit	17,359	14,965	14,001
Operating expenses:			
Research and development	5,519	6,827	8,161
Selling and marketing	5,717	3,859	4,527
General and administration	4,433	4,170	3,661
Total operating expenses	15,669	14,856	16,349
Operating income (loss)	1,690	109	(2,348)
Interest income, net	84	138	319
Other expense (Note 13)	(200)	(124)	(769)
Income (loss) from continuing operations before income taxes	1,574	123	(2,798)
Provision for income taxes (Note 14)	77	13	13
Net income (loss) from continuing operations	1,497	110	(2,811)
Net income from discontinued operations	—	—	16
Net income (loss)	$1,497	$110	$(2,795)
Net income (loss) per share (basic) (Note 11)			
Continuing operations	$0.19	$0.01	$(0.37)
Discontinued operations	—	—	0.01
Net income (loss) per share	$0.19	$0.01	$(0.36)
Weighted average shares outstanding (basic) (Note 11)	7,681	7,690	7,676
Net income (loss) per share (diluted) (Note 11)			
Continuing operations	$0.19	$0.01	$(0.37)
Discontinued operations	—	—	0.01
Net income (loss) per share	$0.19	$0.01	$(0.36)
Weighted average shares outstanding (diluted) (Note 11)	7,824	7,704	7,816

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (in thousands)

	Common Shares (Note 11)		Contributed		Total Shareholders'
	Number	Amount	Surplus	Deficit	Equity
December 31, 1999	7,674	$35,602	$—	$(13,850)	$21,752
Common shares issued	4	12	—	—	12
Net loss	—	—	—	(2,795)	(2,795)
December 31, 2000	7,678	$35,614	$—	$(16,645)	$18,969
Common shares issued	17	35	—	—	35
Repurchase of shares	(12)	(53)	25	—	(28)
Net income	—	—	—	110	110
December 31, 2001	7,683	$35,596	$25	$(16,535)	$19,086
Common shares issued	14	31	—	—	31
Repurchase of shares	(12)	(55)	(12)	—	(67)
Net income	—	—	—	1,497	1,497
December 31, 2002	7,685	$35,572	$13	$(15,038)	$20,547

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)

	Year Ended December 31,		
	2002	2001	2000
Operating activities:			
Net income (loss) from continuing operations	$1,497	$110	$(2,811)
Net income from discontinued operations	—	—	16
Charges and credits to operations not involving an outlay of cash:			
Amortization	2,127	2,415	2,666
Gain on disposal of capital assets	(23)	(5)	(74)
Gain on dilution of equity interest in Mezure, Inc. (Note 17)	(121)	—	—
Amortization of deferred gain on sale/leaseback of capital assets	(129)	(130)	(154)
Non-controlling interest	—	(11)	8
Net change in non-cash working capital related to operations (Note 18)	(189)	(2,802)	1,022
Cash provided by (used in) operating activities	3,162	(423)	673
Financing activities:			
Issuance of shares (Note 11)	31	35	12
Repurchase of shares (Note 11)	(67)	(28)	—
Equity financing of joint venture (Note 16)	588	—	—
Related party notes receivable	(337)	(169)	(1,426)
Notes payable	613	184	1,426
(Decrease) increase in capital lease obligations (Note 5)	(393)	48	(388)
Cash provided by (used in) financing activities	435	70	(376)
Increase (decrease) in cash before investing activities	3,597	(353)	297
Investing activities:			
Purchase of capital and intangible assets	(1,204)	(937)	(1,487)
Proceeds from disposal of capital assets	98	36	145
Investment in Point, Inc. (Note 16)	(588)	—	—
Investment in Mezure, Inc. (Note 17)	—	(3)	—
Settlement payment on divestitures	—	—	(423)
Deferred development costs	(125)	(4)	(757)
Cash used in investing activities	(1,819)	(908)	(2,522)
Increase (decrease) in cash and short-term investments	1,778	(1,261)	(2,225)
Cash and short-term investments, beginning of year	4,794	6,055	8,280
Cash and short-term investments, end of year	$6,572	$4,794	$6,055
Cash and short-term investments consisted of:			
Cash and cash equivalents	$1,700	$1,938	$1,895
Restricted short-term investments	3,455	2,827	4,160
Other short-term investments	1,417	29	—
	$6,572	$4,794	$6,055
Interest paid related to bank advances and capital lease obligations	$27	$33	$49
Income taxes paid	$40	$71	$54

The accompanying notes are an integral part of these consolidated financial statements.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in thousands, except per share data and unless otherwise stated)

Note 1 Nature of Business

NovAtel Inc. (NovAtel or the Company) is incorporated under the laws of Canada. The Company designs, markets and supports a broad range of products that determine precise geographic locations using the Global Positioning System (GPS).

On July 20, 1999, the Company and Sokkia Co., Ltd. formed a company, Point, Inc. to develop and distribute GPS based products for surveying, mapping, geographical information systems, construction and construction machine control applications, on a world-wide basis (see Note 16).

On April 17, 1998, CMC Electronics Inc. (CMC Electronics), formerly BAE SYSTEMS CANADA INC., acquired 58.3% of the Company's outstanding common shares from the Company's two former principal shareholders. On November 29, 1999, BAE SYSTEMS p.l.c. acquired control of the Company through the acquisition of approximately 51.6% of the common shares of CMC Electronics (see Notes 9 and 14). On April 11, 2001, an investor group led by ONCAP L.P. (ONCAP) acquired control of the Company through the acquisition of CMC Electronics (see Note 14).

As of December 31, 2002, the Company owned a 70% equity interest in Mezure, Inc., a company developing a GPS, wireless communication and Internet based product for deformation monitoring of manmade and natural structures. Mezure, Inc. is dependent on external financing to continue its operations (see Notes 17 and 21).

Note 2 Significant Accounting Policies

The consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada and are stated in Canadian dollars. The material differences between Canadian and United States of America (U.S.) generally accepted accounting principles are described in Note 20. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimated.

a) Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its subsidiaries and its proportionate 49% joint venture interest in the accounts of Point, Inc.

b) Foreign Currency Translation

Foreign subsidiaries and Point, Inc. are considered financially and operationally dependent on the Company and are translated into Canadian dollars using current rates of exchange for monetary assets and liabilities, historical rates of exchange for non-monetary assets and liabilities, and average rates for the period for revenues and expenses, except amortization and cost of sales, which are translated at the rate of exchange applicable to the related assets. Gains and losses resulting from these translation adjustments are included in other income (expense).

Transactions and monetary balances denominated in a currency other than the Canadian dollar are translated into Canadian dollars using yearly average and year-end exchange rates, respectively. Gains and losses arising from this translation process are included in income.

c) Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments which have original maturities of 90 days or less.

d) Inventories

Raw materials and components, work-in-progress, and finished goods inventories are recorded at the lower of cost or net realizable value. Cost is determined on a first-in, first-out basis and includes materials, labour and manufacturing overhead.

e) Capital Assets, Intangible Assets and Amortization

Capital assets are recorded at cost. Maintenance and repair costs of a routine nature are charged to operations as incurred, and renewals and betterments that extend the economic useful life of an asset are capitalized.

Capital assets and intangible assets are amortized on a straight-line basis using the expected useful lives of the assets:

Computer and ancillary equipment	4 years
Research and development equipment	4 years
Production equipment	5 years
Leasehold improvements	over term of leases
Furniture and fixtures	10 years
Product tooling	2 years
Patents and other intangibles	5 - 10 years

Capital assets and intangible assets are assessed for future recoverability or impairment by estimating future net undiscounted cash flows and residual values. When an impairment has occurred, a loss is recognized in the period.

f) Revenue Recognition

Revenues from product sales are recognized at the time of shipment to the customer. Revenues from non-recurring engineering fees are recognized at the time services are rendered. On long-term contracts, revenue is generally recognized using the percentage of completion method relative to total costs incurred or customer milestones achieved. Revisions in cost and profit



estimates during the course of work are reflected in the period in which the need for revision becomes known. Losses, if any, are recognized fully when first anticipated. Some contracts contain penalty provisions based on performance relative to established targets. Such penalties are included in revenue or cost estimates when amounts can be reasonably determined. On certain long-term contracts, in which the customer pays established rates for time and materials, revenue is recognized as services are rendered and costs are incurred.

g) Research and Development Costs

Research costs are charged to operations as incurred. Development costs, including software development costs, are charged to operations as incurred unless they meet specific criteria related to technical, market and financial feasibility. In these circumstances, the costs are deferred and amortized on a systematic basis, subject to an estimate of recoverability.

h) Provision for Future Warranty Costs

Warranty costs are accrued, to the extent that they are not recoverable from third party manufacturers, for the estimated cost to repair products for the balance of the warranty periods.

i) Stock-based Compensation Plans

Effective January 1, 2002, the Company adopted the provisions of Section 3870 of the Handbook of the Canadian Institute of Chartered Accountants with respect to accounting for stock-based compensation and other stock-based payments. The Company has elected to continue to use the intrinsic value based method of accounting for stock-based compensation arrangements and to disclose the pro forma results of using the fair value based method. Accordingly, the net earnings for the reported periods remain unchanged and the pro forma results of using the fair value based method are disclosed in Note 19. The Company is applying the new recommendations to all options granted.

j) Income Taxes

Effective January 1, 2000, the Company adopted the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized.

k) Investment Tax Credits

Investment tax credits relating to scientific research and development and capital expenditures are accounted for using the cost reduction method as they are received, as there is not a high degree of assurance that the Company will be able to realize the benefit from these credits.

l) Post Employment Benefits

The Company currently provides certain life insurance and extended health care benefits for employees as they retire. Substantially all of the health care benefits are self-insured, while life insurance benefits are provided through an insurance contract. The Company recognizes the cost of providing such benefits as the related services are rendered by employees.

m) Earnings Per Share

Effective January 1, 2001, the Company adopted the revised provisions of Section 3500 of the Handbook of the Canadian Institute of Chartered Accountants with respect to earnings per share. The new standard requires that the "treasury stock" method rather than the "imputed earnings" approach be used to determine the dilutive effect of instruments such as warrants and options. Under the treasury stock method, diluted earnings per share are computed as if the instruments were exercised at the beginning of the period (or the time of issuance, if later) and the funds obtained were used to purchase common shares of the Company at the average market price during the period. The new accounting policy has been applied retroactively with restatement of prior period financial statements and had no impact on the reported results for any current or prior period reported herein.

n) Goodwill

Effective July 1, 2001, the Company adopted the provisions of Section 3062 of the Handbook of the Canadian Institute of Chartered Accountants with respect to goodwill and intangibles. Goodwill arising after July 1, 2001 is recorded at cost and is not subject to amortization. Effective January 1, 2002, goodwill is subject to a fair value impairment test at least annually.

Note 3 Accounts Receivable

	December 31, 2002	December 31, 2001
Trade receivables, net	$9,215	$5,919
Goods and Services Tax receivable	279	97
Other	140	34
	$9,634	$6,050

The receivable balances are net of an allowance for doubtful accounts and sales returns of $1,077 at December 31, 2002 and $676 at December 31, 2001.

Note 4 Inventories

	December 31, 2002	December 31, 2001
Raw materials and components	$1,257	$1,995
Work-in-progress	207	349
Finished goods	3,316	4,218
	$4,780	$6,562

The inventory balances are net of a provision for excess and obsolete inventory of $1,461 at December 31, 2002 and $964 at December 31, 2001.



Note 5 Capital Assets

	December 31, 2002			December 31, 2001		
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
Computer and ancillary equipment	$5,534	$4,779	$755	$5,088	$4,315	$773
Production, research and development equipment	2,898	2,238	660	2,568	1,929	639
Leasehold improvements	111	32	79	111	14	97
Furniture and fixtures	1,778	1,013	765	602	311	291
Product tooling	1,136	1,047	89	1,101	957	144
Equipment under capital lease	296	184	112	1,457	547	910
	$11,753	$9,293	$2,460	$10,927	$8,073	$2,854

On January 29, 1999, the Company concluded a sale/leaseback arrangement by which the Calgary facility, including certain adjacent land, with a carrying value of $5,812 at time of sale, was sold for net proceeds of $6,922, resulting in a gain of $1,110. The gain on the sale of the facility has been deferred and is being amortized over the ten year term of the lease.

On September 28, 2001, the Company entered into a sale/leaseback transaction with HSBC Leasing, whereby certain tooling and computer equipment was sold for $300 and a three year lease obligation.

Note 6 Intangible Assets

Intangible assets, comprised primarily of patents, purchased technology and goodwill, are net of accumulated amortization of $3,856 at December 31, 2002 and $3,106 at December 31, 2001.

Note 7 Deferred Development Costs

	December 31, 2002	December 31, 2001
Deferred development costs	$2,689	$2,564
Accumulated amortization	(93)	(36)
	$2,596	$2,528

In the year ended December 31, 2002, the Company deferred $125 of development costs related to the development of a certified aviation GPS receiver, compared to $4 in 2001 and $757 in 2000. With the GPS receiver reaching the commercialization stage, the Company has commenced amortizing these deferred costs, using a method similar to the unit-of-production method of amortization. The Company amortized $57 of these deferred costs in the year ended December 31, 2002 ($36 in 2001 and $nil in 2000).

At December 31, 2002, the Company had deferred $2,596 of development costs. The continued deferral of these costs is subject to recoverability based on estimates of future sales of the certified aviation GPS receiver. Should future actual sales of this receiver be materially lower from the current estimated sales, all or a portion of the deferred development costs would be charged to results of operations.

Note 8 Bank Advances

At December 31, 2002, lines of credit were available with the HSBC Bank Canada and the Toronto Dominion Bank. The lines of credit are payable on demand and are secured by $3,455 of short-term investments held as compensating balances. The bank advances bear interest at the banks' prime rate on Canadian dollar advances.

In aggregate, the Company can borrow up to $1,650 for day-to-day operating requirements and $1,770 to support the margin requirements related to the purchase of between US$5,468 and US$7,500 of forward foreign exchange contracts (depending on the maturity date of the contracts). At December 31, 2002, portions of the lines of credit were utilized to support $79 of letters of credit ($80 at December 31, 2001) and the margin requirements on US$3,000 in forward foreign exchange contracts leaving $1,571 available for day-to-day operating requirements and the margin capacity available to enter into an additional US$2,468 to US$4,500 in forward foreign exchange contracts (depending on the maturity date of the contracts).

Note 9 Commitments and Contingencies

a) At December 31, 2002, purchase commitments were outstanding for approximately $4.8 million pertaining primarily to the acquisition of inventory, supplies and services.

b) The Company's facilities and certain computer equipment, office equipment and furniture are leased for various periods up to 2009. Payments under the leasing arrangements are as follows:

	Capital Leases	Operating Leases
2003	$102	$909
2004	101	997
2005	—	1,000
2006	—	944
2007	—	895
2008 and beyond	—	1,102
Total future minimum lease payments	203	$5,847
Less: imputed interest (7.0%)	(13)	
Balance of capital lease obligations	190	
Less: current portion	(92)	
Capital lease obligations - long-term portion	$98	

c) As at December 31, 2002, intangible assets included $492 related to the Company's 1996 settlement agreement with Trimble Navigation Limited (Trimble). This settlement agreement with Trimble includes a provision that Trimble may, at its sole option, terminate rights granted thereunder, including licenses, should the Company undergo a direct change in control. On June 26, 2001, the Company received notice from Trimble terminating the licenses and rights under the settlement agreement in connection with the share acquisition by CMC Electronics in April 1998. The Company has sought legal advice regarding Trimble's termination rights under the 1996 settlement agreement and is continuing to evaluate the impact, if any, of Trimble's notice of termination. As this matter has not been resolved as of December 31, 2002, the Company has not provided for any impairment of these intangible assets.

d) The Company is subject to legal proceedings and other claims which arise in the ordinary course of its business. The Company has sought legal advice on these matters. In the opinion of management, the ultimate liability with respect to the resolution of these actions is not expected to materially affect the financial position or results of operations.

Note 10 Financial Instruments

In the normal course of business, the Company uses foreign currency options and forward foreign currency contracts to reduce its exposure to fluctuations in the U.S. dollar to Canadian dollar exchange rates. The Company documents the relationship between hedging instruments and hedged items, as well as its risk management objective for undertaking hedging transactions. The process includes linking hedging instruments to assets and liabilities on the balance sheet or to forecasted transactions. The Company also assesses, both at the hedge's inception and on an ongoing basis, whether the foreign currency contracts that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items. The contracts are normally for terms of up to twelve months and are used as hedges of the Company's net U.S. dollar cash requirements. The contracts are not used for trading or speculative purposes. Foreign exchange gains and losses on foreign currency contracts used to hedge current foreign currency assets and liabilities are accrued under current assets or liabilities on the balance sheet and recognized currently in other income/expense, net, offsetting the respective translation gains and losses recognized on the underlying asset or liability.

Foreign exchange gains and losses on foreign currency contracts used to hedge anticipated U.S. dollar cash requirements beyond 60 days are recognized when the underlying cash flows are realized.

At December 31, 2002, the Company has foreign currency options and forward foreign currency contracts to sell US$3,000 between February 28, 2003 and April 30, 2003 at rates between $0.6429 and $0.6440.

The carrying values of other financial instruments, which include cash and short-term investments, accounts receivable, related party receivables and advances, related party notes receivable, accounts payable, related party payables and notes payable approximate their fair value because of the near-term maturity of these instruments. The carrying value of capital lease obligations approximate their fair value, as the imputed interest rates on these obligations approximate market rates.

Note 11 Shareholders' Equity

The Company has authorized an unlimited number of common shares and first preference shares, of which 7,685 common shares are outstanding as of December 31, 2002 (7,683 in 2001 and 7,678 in 2000).

Net income (loss) per share figures presented in the Company's financial statements are based upon the weighted average number of shares outstanding. Diluted net income (loss) per share figures are computed as if the dilutive instruments were exercised at the beginning of the period (or the time of issuance, if later) and the funds obtained were used to purchase common shares at the average market price during the period.

On September 4, 2001, the Company implemented a share repurchase program, under which the Company could repurchase up to 3% of the outstanding shares over the following twelve month period. By the time the program expired on September 3, 2002, the Company had repurchased 23 shares.

The Company maintains stock option plans for employees and members of the Board of Directors. Under the plans, participants are granted options to purchase common shares at no less than the market value on the date of the grant. The options have vesting periods ranging from three to four years and expire ten years from the date of the grant except for 30 options granted on



February 13, 2001, which have a six month vesting period. As of December 31, 2002, the Company has authorized the granting of up to 1,261 options to purchase common shares of the Company under the stock option plans, of which 38 had been exercised.

A summary of the status of the Company's stock option plans as of December 31, 2002, 2001 and 2000, and changes during the years ending on those dates is presented below:

	2002		2001		2000	
Options	Number of Shares	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	834	US$5.08	954	US$6.19	938	US$6.37
Granted	198	2.41	175	1.74	105	3.07
Exercised	(13)	1.47	(17)	1.38	(4)	1.95
Forfeited	(45)	4.87	(278)	6.99	(85)	4.54
Outstanding at end of year	974	US$4.59	834	US$5.08	954	US$6.19
Options exercisable at end of year	624	US$5.94	553	US$6.47	697	US$7.09

The following table summarizes information about the stock option plans as of December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
US$7.50 to $11.25	438	4.4 years	US$7.67	438	US$7.67
$4.00	3	9.3	4.00	—	—
$2.25 to $3.44	257	8.5	2.58	36	3.07
$1.38 to $2.00	276	6.6	1.59	150	1.57
US$1.38 to $11.25	974	6.1	US$4.59	624	US$5.94

In January and February 2003, the Company granted an additional 184 options, with an exercise price of US$2.25, to employees.

Note 12 Major Customers, Export Sales and Suppliers

Certain major customers accounted for significant portions of the sales from continuing operations. The table below reflects customers whose purchases represented more than 10% of the Company's total revenues in any of the periods indicated.

	Sales by Major Customer		
	Year Ended December 31,		
	2002	2001	2000
Customer A	$3,781	$2,035	$2,663
Customer B	3,431	1,546	1,823
Customer C	3,151	6,108	7,211
Customer D	1,091	2,919	560
	$11,454	$12,608	$12,257
Percentage of total revenue	34%	45%	49%

Accounts receivable and related party receivables related to these major customers at December 31 were $5,255 in 2002 and $3,253 in 2001.

Sales by Geographic Market						
	Year Ended December 31,					
	2002		2001		2000	
U.S.A	$14,175	43%	$12,163	43%	$10,555	43%
Europe	5,515	16%	6,027	21%	3,776	15%
Asia/Australia	10,646	32%	7,537	27%	7,944	32%
Canada	2,681	8%	2,495	9%	2,337	9%
Other	417	1%	15	—%	231	1%
	$33,434	100%	$28,237	100%	$24,843	100%

Certain of the Company's products incorporate components that are either procured from sole source suppliers or which are in short supply. In the opinion of management, the Company has taken measures to mitigate the risk associated with the availability of these components.

Note 13 Other Expense

	Year Ended December 31,		
	2002	2001	2000
Employee relocation	$(128)	$—	$—
Employee termination costs	(84)	—	(695)
Foreign exchange	(42)	4	(13)
Gain on dilution of equity interest in Mezure, Inc.	121	—	—
Financing charge on sales by Point	(47)	(164)	(165)
Miscellaneous	(20)	36	104
	$(200)	$(124)	$(769)

The 2000 employee termination costs include $548 related to the reorganization of the Company's senior management.

Note 14 Income Taxes

As described in Note 2, effective January 1, 2000, the Company changed its policy for accounting for income taxes by adopting the liability method of accounting for income taxes. The new accounting policy was applied retroactively without restatement of prior period financial statements and had no impact on the financial position and reported results of operations for any current or prior periods.

Temporary differences that give rise to future income tax assets and liabilities as of December 31 are as follows:

	December 31,	
	2002	2001
Future income tax assets		
Loss carryforwards	$8,100	$11,800
Scientific research deductions and credits	50,400	50,600
Reserves not currently deductible for tax	850	850
Capital assets	500	300
Deferred gain on sale of building	250	300
	60,100	63,850
Future income tax liabilities		
Intangible assets	(300)	(500)
Deferred development costs	(400)	(400)
Leased assets	(50)	(100)
	(750)	(1,000)
Valuation allowance	(59,350)	(62,850)
	$—	$—



The following table reconciles the differences between the income tax that would result solely by applying statutory rates and the income tax provided for in the statements of operations.

	Year Ended December 31,					
	2002		2001		2000	
Income (loss) from continuing operations before income taxes	$1,574		$123		$(2,798)	
Statutory income tax expense (recovery)	$619	39.3%	$52	42.1%	$(1,248)	44.6%
Adjusted for the effects of:						
Amortization expense	638		857		1,090	
Research & development costs	1,160		1,399		1,231	
Deferred development costs	—		(2)		(338)	
Terminal loss on capital assets upon acquisition of control	—		(861)		—	
Other	(48)		276		(165)	
Tax loss carryforward	(2,369)		(1,760)		(570)	
Large corporation tax	77		52		13	
Provision for income tax	$77	4.9%	$13	10.6%	$13	N/A

a) Canadian Income Taxes

At December 31, 2002, losses were available for Canadian income tax purposes that can be carried forward to reduce future Canadian taxable income. These losses expire as follows:

2004	$15,500
2005	—
2006	1,600
	$17,100

In addition, the Company has approximately $142 million of research and development costs deducted in the accounts, in excess of amounts claimed for Canadian income tax purposes.

The Company also has unutilized investment tax credits of $6.8 million available to reduce future Canadian income taxes. These credits expire as follows:

2003	$1,200
2004	1,600
2005	700
2006	400
2007	200
2008	600
2009	400
2010	500
2011	100
2012	700
2013	400
	$6,800

The Company has determined that CMC Electronics' acquisition of a majority of the common shares of the Company on April 17, 1998, BAE SYSTEMS p.l.c.'s acquisition of the majority of the common shares of CMC Electronics on November 29, 1999 and ONCAP's acquisition of the common shares of CMC Electronics on April 11, 2001, constitute acquisitions-of-control of the Company for Canadian income tax purposes. Accordingly, the availability of certain of the Company's Canadian losses, deductions, and investment tax credits may be subject to limitation.

The ultimate availability and amount of the losses and other tax benefits described above may be dependent upon future Canada Customs and Revenue Agency audits. An adverse determination could result in a significant decrease in the availability and amount of the tax benefits described above.

b) U.S. Income Taxes

The Company's fully-owned U.S. subsidiaries file a consolidated U.S. federal income tax return. They have net operating loss carryforwards totalling approximately US$38.0 million which expire in 2007 and 2008. However, these operating loss carryforwards will be substantially limited due to the acquisitions-of-control by CMC Electronics, BAE SYSTEMS p.l.c. and ONCAP.

Note 15 Related Party Transactions

In the normal course of business, the Company had the following transactions, measured at the exchange amount, with its related parties:

	Year Ended December 31,		
	2002	2001	2000
Product sales to Point, Inc.	$740	$727	$1,732
Services provided to Point, Inc.	186	149	266
Royalty income from Point, Inc.	54	69	149
Engineering services charged by Point, Inc.	58	—	—
Inventory purchases from CMC Electronics and Point, Inc.	703	188	41
Contracted development costs charged by CMC Electronics	125	154	320
Product sales to CMC Electronics	191	5	—
Other charges from CMC Electronics	162	103	39
Other charges from Point, Inc.	—	6	11
Royalties charged to CMC Electronics	76	42	—
Engineering services charged to CMC Electronics	29	28	—
Consulting fees charged by David E. Vaughn, after resignation as CEO in February 2002	105	—	—

Significant related party receivables at December 31, 2002 consist of $673 from Point, Inc. ($589 at December 31, 2001) and $57 from CMC Electronics ($74 at December 31, 2001). Related party payables at December 31, 2002 were comprised of amounts due to CMC Electronics of $318 ($399 at December 31, 2001) and $9 to Point, Inc. ($19 at December 31, 2001).

During 2002, the Company and Sokkia advanced US$830 in new loans to Point, Inc., with the Company's share being US$407. The related party notes receivable of $1,932 ($1,595 at December 31, 2001) reflects the Company's proportionate joint venture interest in the aggregate borrowings by Point, Inc. from NovAtel and Sokkia Co., Ltd. (Sokkia) of US$4,830. The loans are secured by the assets of Point, Inc., and bore interest at rates between 3% and 6% during 2002 (6% in 2001 and U.S. prime rate in 2000). On February 13, 2003, the Company and Sokkia agreed to extend the due dates on the loans such that US$4,330 is due on June 30, 2003 and US$500 is due December 31, 2003 (see Note 16).

In addition, the Company and Sokkia provided US$1,500 in equity financing to Point, Inc. The Company's share of the equity financing was US$735 and the Company's equity interest in Point, Inc. remained at 49% (see Note 16).

Note 16 Investment in Point, Inc.

On July 20, 1999, the Company and Sokkia Co., Ltd. formed a joint venture, Point, Inc., to distribute GPS based products for surveying, mapping, geographical information systems, construction and construction machine control applications, on a worldwide basis. The consolidated financial statements presented herein include the Company's proportionate share of the accounts of Point, Inc.



The following is a summary of the Company's proportionate share of the financial position, operating results, and cash flows of Point, Inc.:

	Year Ended December 31,		
	2002	2001	2000
Current assets	$2,247	$1,630	$2,679
Non-current assets	139	143	70
Total assets	$2,386	$1,773	$2,749
Current liabilities	$3,477	$3,072	$2,524
Long-term liabilities	—	—	—
Total liabilities	$3,477	$3,072	$2,524
Revenues	$4,635	$5,458	$5,750
Expenses	6,076	6,899	8,083
Loss	$(1,441)	$(1,441)	$(2,333)
Cash provided by (used in)			
Operating activities	$(1,929)	$(202)	$(2,268)
Investing activities	$(48)	$(128)	$(48)
Financing activities	$923	$169	$1,426

Included in current liabilities is the Company's share of notes payable by Point, Inc. to Sokkia, in the amount of $1,932 ($1,595 at December 31, 2001). The loans are secured by the assets of Point, Inc., and bore interest at rates between 3% and 6% during 2002 (6% in 2001 and U.S. prime rate in 2000). On February 13, 2003, the Company and Sokkia agreed to extend the due dates on the loans such that US$4,330 is due on June 30, 2003 and US$500 is due on December 31, 2003.

During 2002, the Company and Sokkia advanced US$830 in new loans to Point, Inc., with the Company's share being US$407. In addition, the Company and Sokkia provided US$1,500 in equity financing to Point, Inc. The Company's share of the equity financing was US$735 and the Company's equity interest in Point, Inc. remained at 49%.

Point, Inc. is dependent on the Company and Sokkia for product supply, distribution and financing. Should Sokkia and the Company discontinue their support, Point, Inc.'s ability to continue as a going concern would be impaired. If the existing loans to Point, Inc. of US$4,830 were ultimately not repaid by Point, Inc. to the Company and Sokkia, or if Point, Inc. were liquidated in an orderly wind-down, the Company believes that its maximum loss exposure in the statement of operations to Point, Inc., as of December 31, 2002, after consideration of the effects of the proportionate consolidation of Point, Inc., would be approximately $900, comprised primarily of working capital related items. These financial statements do not reflect any adjustment that would be required if Point, Inc.'s operations were discontinued.

Note 17 Investment in Mezure, Inc.

On January 26, 2001, the Company acquired a 48.7% joint venture interest in Mezure, Inc. in exchange for US$400 of loans receivable which the Company had previously advanced and charged to operations in 2000.

On July 23, 2001, the Company acquired an additional 25.3% equity interest in Mezure after exercising its option to convert US$200 in loans receivable, which the Company previously advanced and charged to operations in the first quarter 2001, into additional common shares. With the July 23, 2001 acquisition of additional shares, the Company acquired control of Mezure, Inc., and commenced full consolidation of Mezure, Inc.'s operations from that date forward.

In April 2002, a third party investor converted $159 of notes payable into an additional 522 common shares of Mezure, which reduced the Company's equity investment in Mezure from approximately 74% to 70%. The Company has recognized a gain of $121 relating to its reduced ownership interest in Mezure which has been reflected in other income within the statement of operations in the period ended December 31, 2002. (See Note 21)

The following transactions pertaining to Mezure were included in the Company's consolidated financial results on a proportionate basis for the period January 26, 2001 to July 23, 2001.

	Year Ended December 31, 2001
Revenue	$—
Expenses	326
Loss	$(326)
Cash provided by (used in)	
Operating activities	$(327)
Investing activities	$(19)
Financing activities	$105

Note 18 Consolidated Statements of Cash Flows

The net changes in non-cash working capital related to operations include:

	Year Ended December 31,		
	2002	2001	2000
(Increase) decrease in accounts receivable and related party receivables	$(3,649)	$(1,304)	$2,039
Decrease (increase) in inventories	1,782	(30)	(2,848)
Decrease (increase) in prepaid expenses and deposits	2	135	(109)
Increase (decrease) in accounts payable, accrued liabilities and related party payables	1,288	(1,577)	1,689
Increase (decrease) in deferred revenue	329	(43)	245
Increase in provision for future warranty costs	59	17	22
Net change in non-cash working capital	(189)	(2,802)	1,038
Non-cash working capital items related to divestitures	—	—	(16)
Net change in non-cash working capital related to operations	$(189)	$(2,802)	$1,022

Note 19 Stock-Based Compensation

At December 31, 2002, the Company had issued 974 options to employees and directors to purchase common shares under its stock-based compensation plans (see Notes 2 and 11). As the Company applied an intrinsic value based method to account for its plans, no compensation cost was recognized within the statement of operations for the year ended December 31, 2002. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value of the options at the grant dates, the Company's pro forma net income (loss) and net income (loss) per share would have been as follows:

		Year Ended December 31, 2002
Net income (loss)	As reported	$1,497
	Pro forma	1,107
Basic net income (loss) per share	As reported	$0.19
	Pro forma	0.14
Diluted net income (loss) per share	As reported	$0.19
	Pro forma	0.14

The fair value of each option granted is estimated using the Black-Scholes option pricing model with the following weighted-average assumptions used for options granted in 2002, 2001 and 2000: dividend yield of 0%; expected lives of 10 years; expected volatility of 135% in 2002, 135% in 2001 and 143% in 2000; and risk free interest rates of 4.3% in 2002, 4.3% in 2001 and 5.8% in 2000.

Note 20 Differences between Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP or Canadian principles). The significant differences from U.S. generally accepted accounting principles (U.S. GAAP or U.S. principles) are as follows:

a) Revenue Recognition

In December 1999, the U.S. Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin ("SAB") 101, Revenue Recognition in Financial Statements, which provides guidance related to revenue recognition based on the interpretations and practices of the SEC. The Company believes that its revenue recognition policies are in accordance with the guidance provided in SAB 101.

b) Deferred Development Costs

In the year ended December 31, 2002, the Company deferred $125 of development costs ($4 in 2001 and $757 in 2000) in accordance with Canadian GAAP. Under U.S. GAAP, these costs would be expensed as incurred as research and development costs.

In the year ended December 31, 2002, the Company amortized $57 of deferred development costs ($36 in 2001 and $nil in 2000) in accordance with Canadian GAAP. Under U.S. GAAP, these costs would have been expensed in the periods when the originating expenditures were incurred.

Further, for U.S. GAAP purposes, the Company would have recharacterized the goodwill acquired on the Mezure, Inc. share acquisition of $231 as development related costs, and these costs would have been expensed on acquisition in 2001.



c) Derivatives and Hedging Activities
The Company has historically entered into foreign exchange options and forward contracts to manage its exposure to foreign currency fluctuations. In June 1998, the FASB issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" subsequently amended by SFAS 137 and SFAS 138. These pronouncements establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. They require companies to recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. Gains or losses resulting from changes in the value of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. Had the Company prepared its consolidated financial statements in accordance with U.S. GAAP, it would have applied the pronouncements of SFAS 133, 137 and 138 effective January 1, 2001, on a prospective basis without restatement of prior period financial statements. The adoption of these accounting standards would not have had a material effect on the Company's financial position and results of operations for the years ended December 31, 2002 and December 31, 2001.

Prior to 2001, as required under U.S. GAAP, the Company would have recorded these financial instruments at fair value at the ending date of each reporting period, resulting in an additional loss of $21 in 2000.

d) Investment in Joint Ventures
The accounts of the Company's 49% joint venture interest in Point, Inc. and 48.7% joint venture interest in Mezure, Inc. (prior to the Company acquiring a 74% controlling interest on July 23, 2001) are proportionately consolidated as required under Canadian GAAP. Under U.S. GAAP, proportionate consolidation is not permitted, and the Company's investment in these joint ventures would be accounted for using the equity method. As permitted by SEC guidance, the effects of this difference in accounting principles have not been reflected in the accompanying tables.

In addition, during 2002, the Company recognized a gain of $121 related to the reduction of its equity interest in Mezure from approximately 74% to 70%. Under U.S. GAAP, the Company would have reflected the effects of this transaction as a direct increase in shareholders' equity of $160 after consideration of the impact of previous U.S. GAAP adjustments.

e) Comprehensive Income
Under U.S. GAAP, the Company would have been required to adopt SFAS 130, "Reporting Comprehensive Income". Had the Company adopted SFAS 130, it would have recorded a loss of $49 within other comprehensive income, related to the fair value of foreign exchange contracts and options, in the year ended December 31, 2002 ($1 income in 2001 and $nil in 2000).

f) New U.S. GAAP Accounting Pronouncements
In August 2001, the FASB approved for issuance SFAS 143, "Accounting for Asset Retirement Obligations." This statement is effective for fiscal years beginning after June 15, 2002. This statement requires that the fair value of the liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. Associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company does not expect the adoption of SFAS 143 in January 2003 to have a material impact on the Company's financial statements.

In August 2001, the FASB approved for issuance SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", effective for fiscal years commencing after December 15, 2001. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets, and supercedes the existing standard, SFAS 121 and the accounting and reporting provisions of APB Opinion 30. The adoption of SFAS 144 would not have had a material impact on the Company's financial position and results of operation for the years ended December 31, 2002, 2001 and 2000.

In November 2002, the FASB issued Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45). FIN 45 elaborates on the disclosures the Company must make about the Company's obligations under certain guarantees that the Company has issued. It also requires the Company to recognize, at the inception of a guarantee, a liability for the fair value of the obligations the Company has undertaken in issuing the guarantee. The initial recognition and initial measurement provisions are to be applied only to guarantees issued or modified after December 31, 2002. Adoption of these provisions will not have a material impact on the Company's financial position or results of operations.

In January 2002, the FASB issued Statement No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure, an Amendment of FASB Statement No. 123" (FAS 148). FAS 148 amends FAS 123 "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, FAS 148 amends the disclosure requirements of FAS 123 to require prominent disclosures in both annual and interim financial statements about the method for accounting for stock-based employee compensation and the effect of the method used on reported results. FAS 148 has no material impact on the Company's financial statements, as the Company does not plan to adopt the fair value method of accounting for stock options at the current time.

The following standards issued by the FASB do not impact the Company:

- Statement No. 145 - "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections", effective for financial statements issued on or after May 15, 2002;
- Statement No. 146 - "Accounting for Costs Associated with Exit or Disposal Activities", effective for exit or disposal activities initiated after December 31, 2002;
- Statement No. 147 - "Acquisitions of Certain Financial Institutions - an Amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9", effective for acquisitions on or after October 1, 2002; and
- Interpretation No. 46 - "Consolidation of Variable Interest Entities", effective for financial statements issued after January 31, 2003.

g) Summary of the Differences Between Canadian and U.S. GAAP

The effects of the above-noted differences between Canadian and U.S. GAAP on the statements of operations and on the balance sheets are as follows:

	Year Ended December 31,		
	2002	2001	2000
Net income (loss) from continuing operations – Canadian GAAP	$1,497	$110	$(2,811)
Adjustments to U.S. GAAP			
Deferred development costs	(125)	(4)	(757)
Amortization of deferred development costs	57	36	—
Fair value of financial instruments	—	1	(21)
Gain on dilution of equity interest in Mezure, Inc.	(121)	—	—
Write-off of Mezure, Inc. development related costs		(231)	—
Net income (loss) from continuing operations – U.S. GAAP	$1,308	$(88)	$(3,589)
Net income from discontinued operations – Canadian GAAP	—	—	16
Net income (loss) – U.S. GAAP	1,308	(88)	(3,573)
Net unrealised (loss) gain on foreign exchange contracts	(49)	1	—
Comprehensive income (loss)	$1,259	$(87)	$(3,573)



	Year Ended December 31,	
	2002	2001
Total Assets		
Canadian GAAP	$30,890	$27,821
Adjustments to U.S. GAAP		
Deferred development costs	(2,596)	(2,528)
Fair value of financial instruments	—	—
Write-off of Mezure, Inc. development related costs	(192)	(231)
U.S. GAAP	$28,102	$25,062
Total Shareholders' Equity		
Canadian GAAP	$20,547	$19,086
Adjustments to U.S. GAAP		
Deferred development costs	(2,596)	(2,528)
Fair value of financial instruments	—	—
Write-off of Mezure, Inc. development related costs	(192)	(231)
U.S. GAAP – before other comprehensive income	17,759	16,327
Accumulated other comprehensive (loss) income	(48)	1
U.S. GAAP – including accumulated other comprehensive income	$17,711	$16,328

h) Net Income/(Loss) per Share

Net income (loss) per share as computed under Canadian and U.S. principles is as set forth below for the following periods:

	Year Ended December 31,					
	Canadian GAAP			U.S. GAAP		
	Net Income (Loss) per Share – Basic			Net Income (Loss) per Share – Basic		
	2002	2001	2000	2002	2001	2000
Continuing operations	$0.19	$0.01	$(0.37)	$0.17	$(0.01)	$(0.47)
Discontinued operations	—	—	0.01	—	—	—
Net income (loss) per share	$0.19	$0.01	$(0.36)	$0.17	$(0.01)	$(0.47)
	Net Income (Loss) per Share – Diluted			Net Income (Loss) per Share – Diluted		
	2002	2001	2000	2002	2001	2000
Continuing operations	$0.19	$0.01	$(0.37)	$0.17	$(0.01)	$(0.47)
Discontinued operations	—	—	0.01	—	—	—
Net income (loss) per share	$0.19	$0.01	$(0.36)	$0.17	$(0.01)	$(0.47)

i) Stock-Based Compensation

Statement of Financial Accounting Standards (SFAS) 123 "Accounting for Stock-Based Compensation" establishes a fair value based method of accounting for stock-based compensation. Companies have the option of including the effect of this pronouncement in determining their net income, or alternatively, may continue to apply the accounting provisions of APB Opinion 25, but must comply with the disclosure requirements of SFAS 123. Had the Company prepared its consolidated financial statements in accordance with U.S. GAAP, the Company would have accounted for its stock-based compensation in accordance with APB Opinion 25.

At December 31, 2002, the Company had issued to employees and directors 974 options (834 in 2001 and 954 in 2000) to purchase common shares under its stock-based compensation plans (see Note 11). As the Company would have applied APB Opinion 25 and related Interpretations in accounting for its plans, no compensation cost would have been recognized within the statement of operations under U.S. principles in 2002, 2001 and 2000. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value of the options at the grant dates, the Company's pro forma net income (loss) from continuing operations and net income (loss) per share would have been as follows:

		Year Ended December 31,		
		2002	2001	2000
Net loss from continuing operations (U.S. GAAP)	As reported	$1,308	$(88)	$(3,589)
	Pro forma	$918	$(575)	$(4,314)
Basic net income (loss) per share from continuing operations (U.S. GAAP)	As reported	$ 0.17	$(0.01)	$(0.47)
	Pro forma	$ 0.12	$(0.07)	$(0.56)
Diluted net income (loss) per share from continuing operations (U.S. GAAP)	As reported	$ 0.17	$(0.01)	$(0.47)
	Pro forma	$ 0.12	$(0.07)	$(0.56)

The fair value of each option granted is estimated using the Black-Scholes option pricing model with the following weighted-average assumptions used for options granted in 2002, 2001 and 2000: dividend yield of 0%; expected lives of 10 years; expected volatility of 135% in 2002, 135% in 2001 and 143% in 2000; and risk free interest rates of 4.3% in 2002, 4.3% in 2001, and 5.8% in 2000.

Note 21 Subsequent Events

a) Proposed acquisition of CMC Electronics' OEM GPS business

The Company announced on February 11, 2003 the signing of a Memorandum of Understanding (MOU) with CMC Electronics with regards to the Company's acquisition of CMC Electronics' Global Positioning System (GPS) OEM product line. Based on the MOU, the Company expects the purchase price of the CMC Electronics' GPS OEM product line to be comprised of approximately $130 at closing and $600 payable over time as a royalty on the revenue generated by this business. The Company expects that the acquisition of this business will be completed in April 2003.

b) Mezure

In February 2003, Mezure was informed that the minority shareholder who had been providing financial support required to fund Mezure's operating activities would discontinue such support. On February 28, 2003, Mezure notified its shareholders that as a result of shortfalls in cash flows from operations and its inability to meet current vendor obligations, Mezure intended to pursue a federal bankruptcy filing. On March 5, 2003, the Company's representatives on the Board of Directors of Mezure, who are affiliated with the Company, resigned from the Mezure Board of Directors. If Mezure were unable to continue operations, the Company does not expect this discontinuation to have a material adverse effect on the Company's financial condition and results of operations.



Shareholder Information

DIRECTORS
(as at December 31, 2002)

W. James Close+
Chairman of the Board
(President and Chief Executive Officer, CMC Electronics Inc.)

Richard D. Orman+*
Vice Chairman and Director
(Chairman and Chief Executive Officer, Hemisphere International Inc.)

Gregory O. Baylin
Director
(Principal, ONCAP Management Partners)

Joel A. Schleicher*
Director
(Private Investor)

Charles R. Trimble
Director
(Chairman, United States GPS Industry Council)

Gregory A. Yeldon*
Director
(Vice President and Chief Financial Officer, CMC Electronics Inc.)

David E. Vaughn
Director
(Business Consultant)

Jonathan W. Ladd
Director
(President and Chief Executive Officer, NovAtel Inc.)

Werner Gartner
Director
(Executive Vice President and Chief Financial Officer, NovAtel Inc.)

*Audit and Finance Committee
+Compensation Committee

EXECUTIVE OFFICERS

Jonathan W. Ladd
President, Chief Executive Officer

Werner Gartner
Executive Vice President, Chief Financial Officer

Patrick C. Fenton
Vice President, Chief Technology Officer

HEADQUARTERS

NovAtel Inc.
1120 - 68th Avenue N.E.
Calgary, Alberta, Canada T2E 8S5

Telephone: 403-295-4500
Fax: 403-295-0230

Investor Relations and requests for 20-F:
403-295-4532, ir@novatel.ca

Website: www.novatel.com

TRANSFER AGENT

Mellon Investor Services LLC
Shareholder Relations
P.O. Box 3315
South Hackensack, NY, U.S.A. 07606
or
85 Challenger Road
Ridgefield Park, NJ, U.S.A. 07660
Telephone: 800-522-6645
TDD for Hearing Impaired: 800-231-5469
Foreign Shareholders: 201-329-8660
TDD Foreign Shareholders: 201-329-8354
Website: http://www.melloninvestor.com

STOCK EXCHANGE LISTING

Listed on The Nasdaq Stock Market
Stock Symbol: NGPS


NGPS
NASDAQ
LISTED

INDEPENDENT AUDITORS

Deloitte & Touche LLP
Chartered Accountants
Calgary, Alberta, Canada

ANNUAL MEETING

9:00 a.m. MT
Tuesday, July 15, 2003
NovAtel Inc.
1120 - 68th Avenue N.E.
Calgary, Alberta, Canada

MARKET INFORMATION

The Company's common shares have been listed on The Nasdaq Stock Market® since February 7, 1997. The following are the price ranges as reported by The Nasdaq Stock Market® for the periods indicated.

	High	Low
Year Ended December 31, 2002		
First Quarter	US$4.000	$2.100
Second Quarter	$5.200	$2.550
Third Quarter	$2.840	$1.810
Fourth Quarter	$2.820	$1.760
Year Ended December 31, 2001		
First Quarter	US$2.688	$1.281
Second Quarter	$2.100	$1.250
Third Quarter	$2.310	$1.300
Fourth Quarter	$3.050	$1.400
Year Ended December 31, 2000		
First Quarter	US$10.500	$2.500
Second Quarter	$5.750	$2.500
Third Quarter	$6.625	$3.094
Fourth Quarter	$4.000	$1.188
Year Ended December 31, 1999		
First Quarter	US$2.750	$1.250
Second Quarter	$2.750	$1.250
Third Quarter	$2.000	$1.000
Fourth Quarter	$3.813	$1.313
Year Ended December 31, 1998		
First Quarter	US$10.750	$6.375
Second Quarter	$10.063	$4.250
Third Quarter	$5.000	$1.875
Fourth Quarter	$3.625	$1.313

The Company has not historically paid cash dividends. The Company does not anticipate paying any cash dividends in the forseeable future.

Certain statements in this Annual Report constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or developments in the Company's industry, to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, operating results of subsidiaries and joint ventures, establishing and maintaining effective distribution channels, certification and market acceptance of the Company's new products, impact and timing of large orders, forecasted revenue pertaining to BEELINE Technologies, Inc. and Leica Geosystems AG, credit risks of customers and joint ventures, financing of joint ventures, pricing pressures in the market and other competitive factors, maintaining technological leadership, timing of revenue recognition in connection with certain contracts, the ability to maintain supply of products from subcontract manufacturers, the procurement of components to build products, product defects and the impact of industry consolidations, together with the other risks and uncertainties described in public filings.

ir@novatel.ca

sales@novatel.ca

www.novatel.com

U.S. & Canada 1-800-NovAtel or +1-403-295-4900


NovAtel

Positioning Leadership